news release

Zi Corporation Names Milos Djokovic Chief
Technology Officer And Chief Operating Officer

Veteran Software Executive to Manage Company's Operations and Development Activities

CALGARY, AB, October 27, 2004 - Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today announced that Milos Djokovic, a proven software industry executive and innovator, has been named Chief Technology Officer and Chief Operating Officer, effective immediately. Djokovic will report directly to President and Chief Executive Officer Michael D. Donnell. Djokovic will be responsible for managing the day-to-day operations of Zi including all product development, management and support.

        Djokovic has a history of founding and developing technology companies and formulating the operational strategies necessary to help them grow and mature. Most recently, Djokovic was employed at Accenture where he was instrumental in creating and driving the firm's Customer Relationship Management (CRM) technology strategy.

        "Milos brings a wealth of leadership experience, industry contacts, creativity and passion to Zi," said Donnell. "He will be instrumental in driving our product development and operations in the future."

        In 1992, Djokovic founded Cygnus Corporation located in Toronto, Canada. Following its acquisition in 1998 by Denver, Colorado-based TeleTech (Nasdaq: TTEC), one of the world's largest teleservices companies, Djokovic was appointed Chief Technology Officer for TeleTech. As TeleTech's CTO, Djokovic led the development and delivery of advanced technology solutions for customer relationship management until 2003. While at TeleTech, Djokovic also served as Chief Executive Officer of enhansiv, a software subsidiary based in Irvine, California that focused on developing, marketing and managing hosted technology products for the CRM marketplace.

        Djokovic holds a bachelor's degree in computer engineering and management science from the University of Waterloo in Ontario, Canada.

About Zi Corporation
        Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company's intelligent predictive text interfaces, eZiTap™ and eZiText®, allow users to personalize the device and simplify text entry providing consumers with easy interaction for short messaging, e-mail, e-commerce, Web browsing and similar applications in almost any written language. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

        This release may be deemed to contain forward-looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi's OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's principal shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

        Zi, eZiTap and eZiText are either trademarks or registered trademarks of Zi Corporation. All other trademarks are the property of their respective owners.

For more information:

Allen & Caron Inc
Jill Bertotti (investors)
jill@allencaron.com
Len Hall (business media)
len@allencaron.com
(949) 474-4300